

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

December 19, 2006

Mr. Walton C. Vance
Chief Accounting Officer
Capco Energy, Inc
5555 San Felipe, Suite 725
Houston, TX 77056

>   **Re: Capco Energy, Inc**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed August 11, 2006**
>   **Response Letter Dated December 11, 2006**
>   **File No. 0-10157**

Dear Mr. Vance:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheet, page F-3

1.   We have considered your response to our prior comment number three in our letter of September 29, 2006. Provide additional discussion of your accounting policy to disclose that plugging and abandoning costs are excluded from the cost base for impairment testing and how excluding these costs impacts the impairment accounting**.** Refer to Staff Bulletin 106.

Notes to Consolidated Financial Statements

Note 2 – Business Combination, Acquisition and Divestitures, page F-17

2.   We have considered your response to our prior comment number five in our letter
        of September 29, 2006. Provide all of the disclosures required by Statement of
        Financial Accounting Standard 143, paragraphs 44-46, as applicable for the asset
        "Cost of financing under management agreement."

Engineering Comments

Description of Properties, page 9

Net Oil and Gas Production, Page 12

3.   Your third party reserve report projects the 2006 unit production costs for proved
        producing properties to be $13.55/BOE (=$706,659/52,164 BOE). Your
        disclosed 2005 unit production costs are $30.49/BOE. Please reconcile these
        differences to us. Compare the major components of production costs, including
        labor, fuel, facilities, etc., that comprise these two figures.

Productive Wells, page 13

4.   In your response to our prior comment 9 from our letter dated September 29,
        2006, you indicate that 63 of the 93 gross wells were shut-in, presumably
        awaiting workovers or maintenance. It appears that these wells are not capable of
        production until the appropriate rehabilitation procedures are accomplished.
        Please revise your document to disclose this situation. You may also disclose
        figures for wells that are shut-in for rehabilitation, for pipeline hook-up, etc.

Notes to Consolidated Financial Statements, page F-11

16. Supplemental Information About Oil and Gas Producing Activities (Unaudited), page
F-31

5.   Please amend your document to explain the significant changes to your 2004 and
        2005 proved reserves. Be advised that we consider the ultimate responsibility for
        the proved reserve figures to be yours regardless of whether the estimates were
        performed by you or a third party.

Mr. Walton C. Vance
Capco Energy, Inc.
December 19, 2006
page 3

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Gary Newberry at (202) 551-3761 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

                              Sincerely,

                              April Sifford
                              Branch Chief